Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07023335

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

1 May 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 April 2007 and 30 April 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY -8 A 10:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dlw 5/10

REG-Misys: Treasury Stock <MSY.L>

Released: 27/04/2007

RECEIVED

2007 MAY -9 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transfer of Shares held in Treasury

Misys plc announces that on 27 April 2007 it transferred to participants in its employee share schemes 28,940 ordinary shares at prices between nil cost and 175p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,743,471 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,983,565.

27.04.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 25/04/2007

RECEIVED

Transfer of Shares held in Treasury

Misys plc announces that on 25 April 2007 it transferred to participants in its employee share schemes 1,978 ordinary shares at prices between nil cost and 189p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,772,411 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,954,625.

25.04.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 23/04/2007

Transfer of Shares held in Treasury
Misys plc announces that on 23 April 2007 it transferred to participants in its employee share schemes 2,576 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,774,389 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,952,647.
23.04.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

Transfer of Shares held in Treasury
Misys plc announces that on 20 April 2007 it transferred to participants in its employee share schemes 4,116 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,776,965 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,950,071.
20.04.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

RECEIVED
2007 MAY -9 / 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transfer of Shares held in Treasury
Misys plc announces that on 19 April 2007 it transferred to participants in its employee share schemes 10,894 ordinary shares at prices between 140p and 227p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,781,081 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,945,955.
19.04.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

MISYS

Misys is... Creating value



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REG-Misys: Holding(s) in Company <MSY.L>

Released: 19/04/2007

Misys plc announces that on 18 April 2007 it received the notification set (
below from Aviva plc on behalf of Aviva plc and its subsidiaries pursuant tc
DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
19.04.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to whi
voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	AVIVA PLC & ITS SUBSIDIARIES
4. Full name of shareholder(s) (if different from 3.) (iv):	BNY NORWICH UNIOI NOMINEES LIMITED 4,730,904*
	BT GLOBENET NOMII LIMITED 8,700*
	CHASE GA GROUP NOMINEES LIMITED 11,757,682*
	CHASE NOMINEES LIMITED 886,636*
	CUIM NOMINEE LIMI 4,389,840*
	* DENOTES DIRECT INTEREST
	CHASE NOMINEES LIMITED 972,868

CUIM NOMINEE LIMI
501,907

VIDACOS NOMINEES
LIMITED 2,061,915

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 17 APRIL 2007

6. Date on which issuer notified: 18 APRIL 2007

7. Threshold(s) that is/are crossed or reached: 4% TO 5% CHANGE / COMBINED INTEREST LEVEL

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)			
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights
			Direct	Direct (x)	Indirect (xi)	Direct I
GB0003857850	20,251,844	20,251,844	21,773,762	21,773,762	3,536,690	4.34%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
25,310,452	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE SECTION 4

Proxy Voting:

10. Name of the proxy holder: SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: FIGURES ARE BA ON A TOTAL NUM OF VOTING RIGH OF 501,935,061

14. Contact name: NEIL WHITTAKER

15. Contact telephone number: 01603 684420

Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be file with the competent authority.
ii. Either the full name of the legal entity or another method for identifyi the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided fc in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attache as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), t following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires tl voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, ur DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposite with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls tl voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he car exercise the voting rights at his discretion, and the shareholder who has gi his proxy to the proxy holder allowing the latter to exercise the voting ric at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This shoul be the full name of the shareholder or holder of financial instruments who i the counterparty to the natural person or legal entity referred to in DTR5.2
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in tl

case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate eve took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, Ir case the situation previous to the triggering transaction was below 3%, plea state 'below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached 'direc holding' and voting rights 'indirect holdings', please split the voting righ number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party i direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DT 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying par should not be obliged to disclose the extent of the holding, only that the r holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date v the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date]
xv. The notification should include the name(s) of the controlled undertakir through which the voting rights are held. The notification should also inclu the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 anc DTR5.3.

END
END

MISYS

RECEIVED
2007 MAY -8 A 10:57

Misys is... Creating value



REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 19/04/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification requi
by DR 3.1.4R(1).
(1) An issuer making a notification in respect of a transaction relating to shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 2
(3) An issuer making a notification in respect of options granted to a direc /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complet boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclos made in accordance with section (as extended by section 328) of Companies Act 1985; or

(iii) both (i) and (ii)

iii) ABOVE

3. Name of person discharging managerial responsibilities/ director

HOWARD EVANS

4. State whether notification relat to a person connected with a pe discharging managerial responsibilities/director named 3 and identify the connected pe

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

1. PERSON REFERRED TO IN 3 ABOVE

2. SPOUSE OF PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (includin class), debentures or derivative or financial instruments relati to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of

8 State the nature of the transact

them

1. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED — RE-INVESTMENT OF DIVIDEND IN IS/

2. LLOYDS TSB REGISTRARS ISA NOMINEES LIMITED

9. Number of shares, debentures or financial instruments relating to shares acquired

1. 243

2. 235

10. Percentage of issued class acqui (treasury shares of that class should not be taken into account when calculating percentage)

1. 0.00004%

2. 0.00004%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class dispc (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

240p PER SHARE

14. Date and place of transaction

10 APRIL 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

124,951 SHARES

0.0249%

16. Date issuer informed of transact

18 APRIL 2007

If a person discharging managerial responsibilities has been granted options the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options he following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for maki notification

ANDREA GRAY

Date of notification 19 APRIL 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification requi by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 2

(3) An issuer making a notification in respect of options granted to a direc /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complet boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclos made in accordance with section (as extended by section 328) of Companies Act 1985; or (iii) both (i) and (ii)
	MISYS PLC		iii) ABOVE
3.	Name of person discharging managerial responsibilities/ director	4.	State whether notification relat to a person connected with a pe discharging managerial responsibilities/director named 3 and identify the connected pe
	HOWARD EVANS		NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (includin class), debentures or derivative or financial instruments relatir to shares
	1. PERSON REFERRED TO IN 3 ABOVE 2. SPOUSE OF PERSON REFERRED TO IN 3 ABOVE		1p ORDINARY
7.	Name of registered shareholders (s) and, if more than one, the number of shares held by each of them	8	State the nature of the transact
	1. PUDDLE DOCK NOMINEES LIMITED 2. PUDDLE DOCK NOMINEES LIMITED		RE-INVESTMENT OF DIVIDEND IN PE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acqu (treasury shares of that class should not be taken into accoun when calculating percentage)
	1. 12 2. 12		1. 0.000002% 2. 0.000002%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disp (treasury shares of that class should not be taken into accoun when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction
	239.9p PER SHARE		10 APRIL 2007
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transact 19 APRIL 2007

124,975 SHARES

0.0249%

If a person discharging managerial responsibilities has been granted options
the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options he following notification

23. Any additional information

24. Name of contact and telephone number for queries

Name and signature of duly authorised officer of issuer responsible for maki notification

ANDREA GRAY

Date of notification 19 APRIL 2007

END

REG-Misys: Treasury Stock <MSY.L>

Released: 17/04/2007

Transfer of Shares held in Treasury

Misys plc announces that on 16 April 2007 it transferred to participants in its employee share schemes 11,098 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,791,975 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,935,061.

16.04.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 13/04/2007

RECEIVED
2007 MAY -8 A 10:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transfer of Shares held in Treasury
Misys plc announces that on 13 April 2007 it transferred to participants in its employee share schemes 20,000 ordinary shares at 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,803,073 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,923,963.
13.04.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

Misys plc announces that on 13 April 2007 it received the notification set out below from Aviva plc on behalf of Aviva plc and its subsidiaries pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
13.04.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii):	AVIVA PLC & ITS SUBSIDIARIES
4. Full name of shareholder(s) (if different from 3.) (iv):	BNY NORWICH UNION NOMINEES LIMITED 4,398,177* BT GLOBENET NOMINEES LIMITED 8,700* CHASE GA GROUP NOMINEES LIMITED 10,912,196* CHASE NOMINEES LIMITED 823,678* CUIM NOMINEE LIMITED 4,109,093* * DENOTES DIRECT INTEREST
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	11 APRIL 2007
6. Date on which issuer notified:	13 APRIL 2007
7. Threshold(s) that is/are crossed or reached:	3% TO 4% CHANGE AT DIRECT INTEREST LEVEL

8. Notified details:
A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering	Resulting situation after the triggerinç transaction (vii)

if possible using the ISIN CODE | transaction (vi)

	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voti rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indi
GB0003857850	15,969,947	15,969,947	20,251,844	20,251,844	Not Disclosable	4.03%	N Discl

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
20,251,844	4.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
SEE SECTION 4
Proxy Voting:
10. Name of the proxy holder: SEE SECTION 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information: FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 501,887,767

14. Contact name: NEIL WHITTAKER

15. Contact telephone number: 01603 684420
Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)
C: Additional information
Notes
i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights

number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

RECEIVED

2007 MAY -9 A 10:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transfer of Shares held in Treasury
Misys plc announces that on 12 April 2007 it transferred to participants in its employee share schemes 16,196 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,823,073 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,903,963.
12.04.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

RECEIVED

2007 MAY -8 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Misys plc announces that it has received the notifications set out below from Legal & General Group Plc ("L&G") and ValueAct Capital ("VA") pursuant to DTR 5.8.1 of the FSA's Disclosure and Transparency Rules ("DTR"). The two notifications received from VA represent shares held:
(i) directly by ValueAct Capital Master Fund L.P. and ValueAct Capital Master Fund III at 7.4%;
(ii) indirectly by the general partner of each fund and the managing members at 9.5%. (NB. This notification has been reported on an aggregated basis and includes the 7.4% holding in (i) above).
L&G and VA made previous notifications regarding their interest under the old disclosure regime, Section 198, Companies Act 1985, prior to the introduction of the new rules. Under the DTR they were required to disclose and re-confirm their pre-20 January 2007 notifiable interest by 20 March 2007. Misys plc is required to announce this disclosure to the market.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
11.04.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	-
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation (iii):	LEGAL & GENERAL GROUP PLC (L&G)
4. Full name of shareholder(s) (if different from 3.) (iv):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A
6. Date on which issuer notified:	23 FEBRUARY 2007
7. Threshold(s) that is/are crossed or reached:	ABOVE 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting	Number of shares	Number of voting rights (ix)	% of voting rights

Rights
(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GBP ORD 0.01	20,074,260 (UNDER S.198 ON 04/01/05)	3.84%	17,142,072	17,142,072		3.41%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
17,142,072	3.41%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (17,142,072 - 3.41% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 501,558,312 FIRST NOTIFICATION UNDER THE DTR SOURCEBOOK
14. Contact name:	HELEN LEWIS
15. Contact telephone number:	020 7528 6742

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	-
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify): INITIAL NOTIFICATION PURSUANT TO CHAPTER 5 OF THE DISCLOSURE & TRANSPARENCY RULES	X

3. Full name of person(s) subject to the notification obligation (iii):	VALUEACT CAPITAL MASTER FUND L.P. VA PARTNERS, LLC
4. Full name of shareholder(s) (if different from 3.) (iv):	VALUEACT CAPITAL MASTER FUND, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A
6. Date on which issuer notified:	20 MARCH 2007
7. Threshold(s) that is/are crossed or reached:	7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting	Number of shares	Number of voting rights (ix)	% of voting rights

Rights
(viii)

	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY SHARES	38,842,574	38,842,574	38,842,574	38,842,574	7.4%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
38,842,574	7.4%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (38,842,574 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC and ValueAct Capital Management, LLC and controls those entities. Jeffrey W Ubben, ValueAct Capital Management, LLC and ValueAct Capital Management, L.P. have made a separate initial notification of their interests.
Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	BRIANA J. CURRAN
15. Contact telephone number:	+001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	VALUEACT CAPITAL MASTER FUND, L.P. VA PARTNERS, LLC
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	SEE BOX 9 ABOVE

C: Additional information

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification	State N/A
An acquisition or disposal of voting rights	-
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify): INITIAL NOTIFICATION PURSUANT TO CHAPTER 5 OF THE DISCLOSURE & TRANSPARENCY RULES	X

3. Full name of person(s) subject to the notification obligation (iii):	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
4. Full name of shareholder(s) (if different from 3.) (iv):	VALUEACT CAPITAL MASTER FUND, L.P. VALUEACT CAPITAL MASTER FUND III, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A
6. Date on which issuer notified:	20 MARCH 2007
7. Threshold(s) that is/are crossed or reached:	9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)	% of voting rights

			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY SHARES	47,687,074	47,687,074			47,687,074		9.5%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
47,687,074	9.5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (38,842,574 ordinary shares) and ValueAct Capital Master Fund III, L.P. (8,844,500 ordinary shares). VA Partners, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is general partner of ValueAct Capital Management, L.P. Jeffrey W Ubben is a Managing Member of VA Partners, LLC, VA Partners III, LLC and ValueAct Capital Management, LLC and controls those entities.

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	BRIANA J. CURRAN
15. Contact telephone number:	+001 415-362-3700

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	JEFFREY W. UBBEN VALUEACT CAPITAL MANAGEMENT, LLC VALUEACT CAPITAL MANAGEMENT, L.P.
Contact address (registered office for legal entities)	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (at least legal representative for legal persons)	ALLISON BENNINGTON, GENERAL COUNSEL +001 415-362-3700

B: Identity of the notifier, if applicable (xvii)

Full name	JEFFREY W. UBBEN
Contact address	435 PACIFIC AVENUE, 4TH FLOOR, SAN FRANCISCO, CA 94133 USA
Phone number	+001 415-362-3700
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	SEE BOX 9 ABOVE

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In

case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END
END

REG-Misys: Treasury Stock <MSY.L>

Released: 10/04/2007

RECEIVED

2007 MAY -8 A 10:0?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transfer of Shares held in Treasury
Misys plc announces that on 10 April 2007 it transferred to participants in its employee share schemes 15,000 ordinary shares at prices between 173.5p and 205p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,839,269 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,887,767.
10.04.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 05/04/2007

Transfer of Shares held in Treasury
Misys plc announces that on 5 April 2007 it transferred to participants in its employee share schemes 16,666 ordinary shares at 175p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,854,269 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,872,767.
05.04.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

Transfer of Shares held in Treasury
Misys plc announces that on 4 April 2007 it transferred to participants in its employee share schemes 168,995 ordinary shares at prices between 178p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,870,935 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,856,101.
04.04.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 03/04/2007

Transfer of Shares held in Treasury
Misys plc announces that on 3 April 2007 it transferred to participants in its employee share schemes 9,999 ordinary shares at 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,039,930 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,687,106.
03.04.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Total Voting Rights <MSY.L>

Released: 02/04/2007

RECEIVED
2007 MAY -8 A 10:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Pursuant to DTR 5.6.1 of the Disclosure and Transparency Rules, Misys plc is required to notify the market of the following:
At close of business on 30 March 2007 Misys plc's capital consisted of 551,727,036 ordinary shares of 1p each, with one voting right per share. Misys plc held 50,078,695 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc was 501,648,341.
The above figure (501,648,341) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.
02.04.07
Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
END

Released: 02/04/2007

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 2 April 2007 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
2 April 2007	20,230	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,503,728 ordinary shares representing 3.9% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested.
02.04.2007
END

Transfer of Shares held in Treasury
Misys plc announces that on 2 April 2007 it transferred to participants in its employee share schemes 28,766 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,049,929 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,677,107.
02.04.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 30/04/2007

Transfer of Shares held in Treasury
Misys plc announces that on 30 April 2007 it transferred to participants in its employee share schemes 6,666 ordinary shares at 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 49,736,805 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,990,231.
30.04.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Total Voting Rights <MSY.L>

Released: 30/04/2007

Pursuant to DTR 5.6.1 of the Disclosure and Transparency Rules, Misys plc is required to notify the market of the following:
At close of business on 30 April 2007 Misys plc's capital consisted of 551,727,036 ordinary shares of 1p each, with one voting right per share. Misys plc held 49,736,805 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc was 501,990,231.
The above figure (501,990,231) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Misys plc under the FSA's Disclosure and Transparency Rules.
30.04.07
Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
END

END